

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Ms. Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China
Also via facsimile at 8610 5992 5001

  Re: Baidu, Inc.
     Form 20-F for Fiscal Year Ended December 31, 2009
     Filed March 26, 2010
     File No. 000-51469

Dear Ms. Li:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief